Exhibit 99.1

SCINAI IMMUNOTHERAPEUTICS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 16, 2026

The Annual General Meeting of Shareholders of Scinai Immunotherapeutics Ltd. (the “Company”) will be held at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv, Israel on June 16, 2026, at 4 p.m. Israel time, or at any adjournments thereof (the “Meeting”) for the following purposes:

1.	To approve the re-election of Mr. Sam Moed and Dr. Yael Margolin to the Board of Directors, to serve until the third annual meeting after the Meeting.

2.	To approve the re-election of Mr. Adi Raviv to the Board of Directors, to serve until the second annual meeting after the Meeting.

3.	To approve an amendment to the Company’s Articles of Association (the “Articles”) to increase the number of authorized Ordinary Shares.

4.	To approve an amendment to the employment agreement with Amir Reichman, the Company’s Chief Executive Officer.

5.	To approve a grant of restricted share units to Amir Reichman, the Company’s Chief Executive Officer, as Mr. Reichman’s long-term incentive grant award for the year 2026.

6.	To approve an extension of the Company’s service agreement with Mr. Mark Germain, the Company’s Chairman of the Board.

7.	To approve a grant of restricted share units to Mr. Germain for special recent efforts on behalf of the Company.

8.	To approve and ratify the appointment of Ziv Haft, certified public accountants in Israel and a member of BDO, as the Company’s auditors for the year 2026 and for an additional period until the next annual meeting.

In addition, holders of ADSs (as defined below) at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2025.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts issued by The Bank of New York Mellon, each representing 4,000 ordinary shares, no par value per share, at the close of business on Wednesday, May 13, 2026, shall be entitled to receive notice of and to vote at the Meeting.

The Board of Directors recommends that you vote “FOR” each of the proposals, as specified in the attached proxy materials.

Whether or not you plan to attend the Meeting, it is important that your ADSs be represented. Accordingly, you are kindly requested to complete, date, sign and mail your proxy at your earliest convenience. Execution of a proxy will not in any way affect an ADS holder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies to The Bank of New York Mellon by the date set forth on their form of proxy.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office at Jerusalem BioPark, 2ⁿᵈ Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-8-930-2529, Sunday through Thursday between 10:00-15:00. They will also be made available to the public on the Company’s website http://www.scinai.com and the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel

May 12, 2026

SCINAI IMMUNOTHERAPEUTICS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 16, 2026

This Proxy Statement is furnished to the holders of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), each representing 4,000 ordinary shares, no par value per share (the “Ordinary Shares”), of Scinai Immunotherapeutics Ltd. (the “Company” or “Scinai”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Meeting”), to be held on June 16, 2026, at 4:00 p.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposals or to consider the following items:

1.	To approve the re-election of Mr. Sam Moed and Dr. Yael Margolin to the Board of Directors, to serve until the third annual meeting after the Meeting.

2.	To approve the re-election of Mr. Adi Raviv to the Board of Directors, to serve until the second annual meeting after the Meeting.

3.	To approve an amendment to the Company’s Articles of Association (the “Articles”) to increase the number of authorized Ordinary Shares.

4.	To approve an amendment to the employment agreement with Amir Reichman, the Company’s Chief Executive Officer.

5.	To approve a grant of restricted share units to Amir Reichman, the Company’s Chief Executive Officer, as Mr. Reichman’s long-term incentive grant award for the year 2026.

6.	To approve an extension of the Company’s service agreement with Mr. Mark Germain, the Company’s Chairman of the Board.

7.	To approve a grant of restricted share units to Mr. Germain for special recent efforts on behalf of the Company.

8.	To approve and ratify the appointment of Ziv Haft, certified public accountants in Israel and a member of BDO, as the Company’s auditors, for the year 2026 and for an additional period until the next annual meeting.

In addition, ADS holders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2025.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only holders of record of ADSs at the close of business on Wednesday, May 13, 2026, shall be entitled to receive notice of and to vote at the Meeting. At the close of business on Monday, May 11, 2026, the Company had outstanding 3,959,792 ADSs, representing 15,839,168,000 Ordinary Shares entitled to vote on each of the matters to be presented at the Meeting.

Proxies

A form of proxy card for use at the Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing "proxies," ADS holders may vote at the Meeting, whether or not they attend. Subject to applicable law and the rules of The Nasdaq Stock Market ("Nasdaq"), in the absence of instructions, the ADSs represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a "FOR" vote. ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with BNY Mellon a written notice of revocation or a duly executed proxy bearing a later date.

ADS holders should return their proxies to BNY Mellon by the date set forth on their form of proxy.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy card to ADS holders on or about May [17], 2026. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees, and agents of the Company may solicit proxies by telephone, mail, or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing, and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of ADSs.

This Proxy Statement and the accompanying proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law, 5759-1999 (the “Companies Law”).

Quorum and Voting

The quorum required for the Meeting consists of one or more shareholders who are present at the Meeting, in person or by proxy, and who hold in the aggregate ten percent (10%) or more of the voting rights of the Company, and such presence at the Meeting will constitute a legal quorum. Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one-half hour after the scheduled time, the Meeting will be adjourned to Tuesday, June 23, 2026, at 4:00 p.m. (Israel Time) at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv 6701101, Israel. Should such legal quorum not be present one-half hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

The approval of each of Proposals 1, 2, 6, 7 and 8 requires the affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes.

The approval of Proposal 3 requires an affirmative vote of at least seventy-five percent (75%) of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes.

The approval of each of Proposals 4 and 5 requires the affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, provided that one of the following two alternatives must apply: (i) such majority vote at the Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company.

The foregoing threshold for approval of each of Proposals 4 and 5 is referred to herein as a “Special Majority.”

If you believe that you, or a related party of yours, is a controlling shareholder or has such a personal interest and you wish to participate in the vote for or against each of Proposals 4 and/or 5, you should not vote by means of the enclosed proxy card. Instead, you should contact Uri Ben-Or, our Chief Financial Officer, at uri.benor@scinai.com, who will instruct you on how to submit your vote or voting instructions. In that case, your vote will be counted towards or against the ordinary majority required for the approval of each of Proposals 4 and 5 but will not be counted towards or against the Special Majority required for approval of each of Proposals 4 and 5. If you hold your ADSs in “street name” (i.e., ADSs that are held through a bank, broker, or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of each of Proposals 4 and 5, you should contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Uri Ben-Or, at Scinai Immunotherapeutics Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, by no later than June 7, 2026. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K and will be made available to the public on the Commission’s website at http://www.sec.gov.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

RE-ELECTION OF MR. SAM MOED AND DR. YAEL MARGOLIN AS DIRECTORS

According to the Articles, our directors are divided into three classes with staggered three-year terms, with the number of directors in each class being as nearly equal as possible. The three-year term of service of each class of directors expires at successive annual general meetings, at which time the directors of such class may be re-nominated to serve until the third annual meeting held after the date of their appointment. We are proposing that Mr. Sam Moed and Dr. Yael Margolin be reelected to serve until the third annual meeting held after the date of their appointment.

Each of Mr. Sam Moed and Dr. Yael Margolin has attested to the Board of Directors and to us that he/she meets all the requirements in connection with the election of directors under the Companies Law. We are not aware of any reason why either of such director nominees, if re-elected, should not be able to serve as a director.

The following is based on the information furnished by each of the director nominees listed above:

Sam Moed joined the board of directors in 2020. Mr. Moed is a healthcare executive with over 35 years of experience. He was, for seven years, Head of Corporate Strategy at Bristol Myers Squibb ("BMS"), a global biopharma company, until his retirement in 2020. Prior to that role, Mr. Moed was Head of Strategy Worldwide Pharma, President of US Pharma, and President of the WW Consumer Healthcare Business at BMS. In addition to Scinai, Mr. Moed, is a Venture Partner at aMoon, a HealthTech and Life Sciences investment fund, and advises companies in the healthcare arena. Mr. Moed received his BA in history from Columbia University in New York City in 1985.

Dr. Yael Margolin joined the board of directors in 2020. Dr. Margolin has more than 35 years of experience as a CEO, senior manager and board member in venture capital and in the pharmaceutical and biotech industries, leading strategic and business planning, financing, team building, product development and corporate partnerships. Dr. Margolin currently serves on the board of directors and compensation committee of Purple Biotech Ltd., a clinical-stage company listed on Nasdaq, and on the board of directors of several private companies. From 2005 to 2019, Dr. Margolin served as President, Chief Executive Officer and director of Gamida Cell Ltd., a clinical stage biopharmaceutical company, leading the company from preclinical development through Phase 3 international registration studies. Prior to that, Dr. Margolin was Vice President of Denali Ventures LLC, a venture capital firm focused on healthcare, and a program manager at Teva Pharmaceuticals. Dr. Margolin holds a bachelor of science in biology and a master of science Cum Laude from the Department of Microbiology, both from Tel Aviv University in Israel, a Ph.D. from the Department of Membrane Research at the Weizmann Institute of Science in Rehovot, Israel and was a post-doctoral associate at the Yale University School of Medicine.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that Mr. Sam Moed be re-elected to hold office as a director of the Company until the third annual meeting held after the date of his appointment.”

“RESOLVED, that Dr. Yael Margolin be re-elected to hold office as a director of the Company until the third annual meeting held after the date of her appointment.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 2

RE-ELECTION OF MR. ADI RAVIV AS A DIRECTOR

As described above, according to the Articles, our directors are divided into three classes with staggered three-year terms, with the number of directors in each class being as nearly equal as possible. The three-year term of service of each class of directors expires at successive annual general meetings, at which time the directors of such class may be re-nominated to serve until the third annual meeting held after the date of his appointment. In order to ensure that the number of directors in each class is as nearly equal as possible, we are proposing that Mr. Adi Raviv will be reelected to serve until the second annual meeting held after the date of his appointment. Assuming the re-election at the Meeting of all of the director nominees in Proposals 1 and 2, following the Meeting the number of directors in each class will be two.

Mr. Adi Raviv has attested to the Board of Directors and to us that he meets all the requirements in connection with the election of directors under the Companies Law. We are not aware of any reason why Mr. Raviv, if re-elected, should not be able to serve as a director.

The following is based upon the information furnished by Mr. Raviv:

Mr. Adi Raviv, 70, has served as a member of our board of directors since March 2020. He is a senior financial executive with more than 35 years of experience and has served as Chairman, Chief Executive Officer and Chief Financial Officer of both public and private companies, including companies in the healthcare arena. Mr. Raviv founded HTI Associates LLC in 1996, where he has served as managing member since that time, and since April 2016 has also been a Principal at Capacity Funding LLC, which provides working capital solutions to small businesses..

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that Mr. Adi Raviv be re-elected to hold office as a director of the Company until the second annual meeting held after the date of his appointment.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

AMENDING THE COMPANY’S ARTICLES OF ASSOCIATION TO

INCREASE THE NUMBER OF AUTHORIZED ORDINARY SHARES

At the Meeting, we are proposing to amend our Articles to authorize an increase in the number of authorized Ordinary Shares from the number of Ordinary Shares represented by 25 million ADSs (100,000,000,000 Ordinary Shares) to the number of Ordinary Shares represented by 400 million ADSs (1,600,000,000,000 Ordinary Shares). Our Articles also authorize the issuance of 1,000 preferred shares, no par value per share (the “Preferred Shares”), and we are not proposing to increase the number of Preferred Shares.

The purpose of the proposed increase in the number of authorized Ordinary Shares is to ensure that we maintain sufficient registered share capital to support our future business needs and provide flexibility to act efficiently on potential corporate opportunities as they arise, without undue delay and expense. Maintaining an adequate number of authorized Ordinary Shares will enable us to respond promptly to corporate opportunities, subject to receipt of any requisite approvals under applicable law.

These opportunities could include (subject to receipt of all requisite approvals under Israeli law), without limitation, the issuance of additional shares to raise capital for our business, execute potential acquisitions, grant shares in connection with strategic collaborations, licensing transactions or other corporate opportunities, or make future grants under our 2018 Israeli Share Option Plan (the “Plan”) or future share incentive plans. If approved, any newly authorized Ordinary Shares issued in the future, would have the same rights and privileges as the Company’s currently outstanding Ordinary Shares.

As of May 11, 2026, there were 3,959,792 ADSs outstanding, representing 15,839,168,000 Ordinary Shares; 364,000 ADSs, representing 1,456,000,000 Ordinary Shares, reserved for issuance upon conversion of 364,000 Preferred Shares outstanding; 16,763,505 ADSs, representing 67,054,018,496 Ordinary Shares, reserved for issuance under outstanding warrants; and 310,240 ADSs, representing 1,240,958,298 Ordinary Shares, reserved for issuance under the Plan underlying outstanding unvested restricted share units (“RSUs”) or unexercised options. Accordingly, as of such date, we had 3,602,464 ADSs, representing 14,409,855,622 Ordinary Shares, available for future issuances.

Our Board is not proposing the increase of the number of authorized Ordinary Shares with the intent of using the newly authorized reserve as an anti-takeover device and has no knowledge of any specific effort to accumulate our securities or obtain control of the Company. Nevertheless, increasing our authorized share capital could, under certain circumstances, have the effect of discouraging unsolicited acquisition proposals or delaying or preventing a change in control.

If approved, the first sentence of Article 11 of our Articles would be revised in its entirety to read as follows:

“The Company’s registered share capital consists of (i) 1,600,000,000,000 Ordinary Shares, no par value (the “Ordinary Shares”) and (ii) 1,000 Preferred Shares, no par value (the “Preferred Shares” and, together with the Ordinary Shares, the “Shares”).”

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company’s Articles of Association to increase the number of authorized Ordinary Shares from 100,000,000,000 Ordinary Shares to 1,600,000,000,000 Ordinary Shares.”

Pursuant to our Articles, the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required to approve this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 4

AMENDMENT TO THE EMPLOYMENT AGREEMENT WITH MR. AMIR REICHMAN, OUR CHIEF EXECUTIVE OFFICER

At the Meeting, you will be asked to approve an amendment to the employment agreement with Mr. Amir Reichman, our Chief Executive Officer, to increase Mr. Reichman’s gross annual salary. Mr. Reichman has served as our Chief Executive Officer since January 2021, and his current gross annual salary is $350,000, or approximately $29,167 per month.

If approved, Mr. Reichman’s gross salary will be denominated in NIS, and his monthly gross salary will be increased to NIS 105,000 (the equivalent of approximately $36,095 based on the representative rate of exchange as of May 12, 2026), effective as of the date of the Meeting and until the one-year anniversary of the Meeting, and thereafter will be increased to NIS 115,000 (the equivalent of approximately $39,532 based on the representative rate of exchange as of May 12, 2026). The Board believes that this phased adjustment appropriately balances the Company’s current financial position and the importance of maintaining a competitive compensation arrangement for Mr. Reichman that the Board considers appropriate in light of his role, responsibilities and ongoing contributions to the Company.

In considering this proposal, our Board reviewed benchmark compensation information of peer small Nasdaq-listed biotechnology companies. In making this proposal, our Board took into account, among other things, the significant evolution of our business and the corresponding expansion of Mr. Reichman’s responsibilities since he commenced service as Chief Executive Officer in January 2021. During this period, Mr. Reichman has led the strategic transformation of the Company, including the establishment and growth of the Company’s CDMO business alongside the continued advancement of the Company’s research and development activities, resulting in increased operational, strategic and managerial complexity.

The Board also considered Mr. Reichman’s leadership during a period of significant strategic transition for the Company, the fact that his salary has not increased since January 2021, inflationary changes and the depreciation of the U.S. dollar against the Israeli shekel during such period. The Board believes that the proposed compensation remains reasonable and appropriately balanced in light of the Company’s current financial position and Mr. Reichman’s responsibilities and leadership role..

The Board approved the proposed amendment to Mr. Reichman’s employment agreement and determined that such compensation is consistent with our Compensation Policy for Executive Officers and Directors.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the amendment to the employment agreement with Mr. Amir Reichman, our Chief Executive Officer, to increase his gross annual salary on such terms as described in the Proxy Statement.”

A Special Majority is required for shareholders to approve this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 5

GRANT OF RESTRICTED SHARE UNITS TO MR. AMIR REICHMAN AS MR. REICHMAN’S LONG-TERM INCENTIVE GRANT AWARD FOR 2026

At the Meeting, you will be asked to approve a grant of 100,000 RSUs to Mr. Amir Reichman, our Chief Executive Officer, as Mr. Reichman’s long-term incentive grant award for 2026. If approved, the RSUs will vest in three equal annual installments commencing as of the date of the Meeting, be subject to accelerated vesting and immediately exercisable in the event of a “change of control” and be granted in accordance with the Capital Gains Tax Route of Section 102 of the Israel Income Tax Ordinance [New Version], 1961 and otherwise in accordance with the Plan. For these purposes, a “change of control” means the first to occur of: (i) a sale of all or substantially all of the assets of the Company; (ii) a merger, consolidation, or like transaction of the Company with or into another company, provided that in the case of either clauses (i) or (ii), the Company’s shareholders of record immediately prior to such transaction will, immediately after such transaction, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity, and provided further that a change of control shall not include (x) any consolidation, merger or reorganization effected to change the domicile of the Company or (y) any transaction or series of transactions effected principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; (iii) the acquisition by any person, entity or group of more than 50% of the voting power of the Company, in a single or series of related transactions; and (iv) when a person, entity or group becomes a shareholder that has “control,” as defined in the Companies Law.

The Board believes that in order to align the interests of our CEO with the interests of our shareholders, it is important that part of our CEO’s compensation includes long-term equity compensation. These awards link a significant portion of our CEO’s compensation to delivering value to our shareholders and encouraging his retention through long-term vesting periods. The proposed grant of 100,000 RSUs to Mr. Reichman for his service to the Company in 2026 will directly link Mr. Reichman’s performance to delivering value to our shareholders.

The Board approved the proposed grant of RSUs to Mr. Reichman as his Mr. Reichman’s long-term incentive grant award for 2026 and determined that such compensation is consistent with our Compensation Policy for Executive Officers and Directors.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of 100,000 RSUs to Mr. Amir Reichman as Mr. Reichman’s long-term incentive grant award for 2026 on such terms as described in the Proxy Statement.”

A Special Majority is required for shareholders to approve this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 6

AMENDMENTS TO THE COMPANY’S SERVICE AGREEMENT WITH MR. GERMAIN

We are party to a services agreement with Mr. Germain dated May 28, 2019, as amended on May 16, 2022 (as amended, the “Services Agreement”) pursuant to which, among other things, Mr. Germain is responsible for and is to make all best efforts to assist us with our capital market activities and mergers and acquisition matters. The Board has approved, and is recommending that shareholders approve, an extension of the Services Agreement until the second anniversary of the Meeting, which would be the expiration of the term of service of Mr. Germain as a director. The Services Agreement provides for a monthly payment of $12,500 and the right of either party to terminate upon ninety (90) days’ written notice.

In considering this proposal, the Board took into account the following:

●	Mr. Germain’s skills, knowledge, experience, and familiarity with the field in which the Company operates and the time and effort expended by Mr. Germain on behalf of the Company;

●	Mr. Germain’s many years of experience in capital markets and mergers and acquisition transactions; and

●	the proposed terms are reasonable and appropriate for the Company.

Subject to the approval of the shareholders, the Services Agreement shall be extended and will continue until the expiration of its term or its termination in accordance with its terms.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the extension to the Company’s services agreement with Mr. Mark Germain, as set forth in the Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 7

GRANT OF RESTRICTED SHARE UNITS TO MR. MARK GERMAIN FOR SPECIAL RECENT EFFORTS ON BEHALF OF THE COMPANY

At the Meeting, you will be asked to approve a grant of 30,000 RSUs to Mr. Mark Germain, our Chairman of the Board of Directors, for special recent efforts on our behalf. If approved, the RSUs will vest in three equal annual installments commencing as of the date of the Meeting, be subject to accelerated vesting and immediately exercisable in the event of a “change of control” (as defined in Proposal 5 above) and be granted in accordance with the Plan.

On February 17, 2026, we acquired 100% of the shares of Recipharm Israel Ltd. (now called Scinai Biopharma Services Ltd.), which operates a manufacturing site in Yavne, Israel, and entered into a long-term strategic commercial collaboration with Recipharm AB (“Recipharm”). The strategic transactions significantly expanded our manufacturing footprint, capabilities, and commercial positioning, strengthened our CDMO platform and created a differentiated, end-to-end development and manufacturing offering spanning early development directly by us and late-stage clinical and commercial supply by Recipharm. As a result of the acquisition and the collaboration agreement, our expanded capabilities now cover recombinant proteins, small molecules, peptides, antibodies and oligonucleotides through a combination of internal capabilities and collaboration with Recipharm.

The Board believes Mr. Germain played an important role in these strategic transactions and determined it to be fair and appropriate to grant Mr. Germain 30,000 RSUs for his considerable time and efforts.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of 30,000 RSUs to Mr. Mark Germain for special recent efforts on behalf of the Company on such terms as described in the Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 8

APPOINTMENT OF AUDITORS

Under the Companies Law and the Articles, the shareholders of the Company are authorized to appoint the Company’s independent auditors.

At the Meeting, shareholders will be asked to approve and ratify the appointment of Ziv Haft, certified public accountants in Israel and a member of BDO, as the Company’s auditors for the year ending December 31, 2026, and for an additional period until the next annual meeting of our shareholders. Ziv Haft has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on April 1, 2026.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that Ziv Haft be, and hereby is, appointed as the auditors of the Company for the year 2026 and for an additional period until the next Annual Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no other business to be transacted at the Meeting, but, if any additional matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Mark Germain, Chairman of the Board

Dated: May 12, 2026